Filed Pursuant to Rule 424(b)(3)

Registration No. 333-238051

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated March 5, 2021)

199,000,123 Shares of Class A Common Stock
1,810,128 Warrants Outstanding to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 5, 2021 (and as may be further supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which we filed with the Securities and Exchange Commission (“SEC”) on March 15, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (a) the issuance by us of up to (i) 1,815,065 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), that may be issued upon exercise of all outstanding warrants to purchase Class A common stock at an exercise price of $11.50 per share of Class A common stock, which consists of the private placement warrants (as defined in the Prospectus), (ii) 6,000,000 shares of Class A common stock issued upon the satisfaction of certain triggering events (as described in the Prospectus), (iii) 115,908 shares of Class A common stock issuable upon the exercise of outstanding options granted under the DraftKings Inc. 2017 Equity Incentive Plan (the “2017 Equity Incentive Plan”) and DraftKings Inc. 2012 Stock Option & Restricted Stock Incentive Plan (the “2012 Equity Incentive Plan”) held by former employees or former consultants of DraftKings Inc., a Delaware corporation, and (iv) 319,502 shares of Class A common stock issuable upon the exercise of outstanding options granted under the SBTech (Global) Limited 2011 Global Share Option Plan held by former employees or former consultants of SBTech (Global) Limited (together with the 2017 Equity Incentive Plan and the 2012 Equity Incentive Plan, the “Plans”) and (b) the offer and sale from time to time by the selling securityholders identified in the Prospectus, or their permitted transferees, of up to (1) 190,749,648 shares of our Class A common stock and (2) 1,810,128 warrants outstanding.

 This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on The Nasdaq Global Select Market under the symbol “DKNG.” On March 15, 2021, the closing price of our Class A common stock was $67.75 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 15, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 15, 2021

DRAFTKINGS INC.

(Exact name of registrant as specified in its charter)

Nevada	001-38908	84-4052441
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

222 Berkeley Street, 5th Floor

Boston, MA 02116

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 986-6744

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	DKNG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On March 15, 2021, DraftKings Inc. (the “Company”) issued a press release announcing the Company’s proposed private offering of $1 billion aggregate principal amount of convertible senior notes due 2028 pursuant to Rule 144A under the Securities Act of 1933, as amended. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
99.1	Press Release dated March 15, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRAFTKINGS INC.

Date: March 15, 2021	By:	/s/ R. Stanton Dodge
	Name:	R. Stanton Dodge
	Title:	Chief Legal Officer and Secretary

Exhibit 99.1

DraftKings Inc. Announces Proposed Offering of $1 Billion of Convertible Senior Notes

Boston, MA- March 15, 2021-- DraftKings Inc. (Nasdaq: DKNG) (“DraftKings” or the “Company”) announced today its intention to offer $1 billion aggregate principal amount of Convertible Senior Notes due 2028 (the “Notes”) in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), subject to market conditions and other factors. The Company also expects to grant to the initial purchasers of the Notes a 13-day option to purchase up to an additional $150 million aggregate principal amount of Notes.

The Notes will be unsecured senior obligations of the Company. Upon any conversion, the Company will settle its conversion obligation in cash, shares of its Class A common stock (the “Common Stock”), or a combination of cash and shares of Common Stock, at its election. The interest rate, the initial conversion rate, and other terms and conditions of the Notes will be determined by negotiations between DraftKings and the initial purchaser of the Notes.

The Company intends to use the net proceeds from the offering (including any net proceeds from the sale of any additional Notes that may be sold should the initial purchasers exercise their option to purchase additional Notes) for working capital and general corporate purposes, which may include mergers and acquisitions and products or technology investments that DraftKings may identify in the future. The Company also intends to use a portion of the net proceeds from this offering to pay the cost of capped call transactions described below.

In connection with the offering of the Notes, the Company intends to enter into privately negotiated capped call transactions with one or more of the initial purchasers and/or their respective affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transaction will cover, subject to customary anti-dilution adjustments, the number of shares of Common Stock that will initially underlie the Notes. The capped call transactions are expected generally to reduce the potential dilution to the Common Stock upon any conversion of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap. If the initial purchasers exercise their option to purchase additional Notes, the Company may enter into additional capped call transactions with the Option Counterparties.

The Company expects that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties and/or their respective affiliates will enter into various derivative transactions with respect to the Common Stock concurrently with or shortly after the pricing of the Notes and/or purchase shares of the Common Stock in secondary market transactions concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Common Stock or the Notes at that time.

In addition, the Company has been advised by the Option Counterparties that they and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Common Stock and/or purchasing or selling the Common Stock or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, any repurchase of the Notes by the Company on any fundamental change repurchase date, any redemption date, or any other date on which the Notes are retired by the Company, in each case, if the Company exercises its option to terminate the relevant portion of the capped call transactions). This activity could increase (or reduce the size of any decrease in) the market price of the Common Stock or the Notes, and in turn affect holders’ ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of shares of Common Stock, if any, and value of the consideration that noteholders will receive upon conversion of the Notes.

The Notes will only be offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Notes and the shares of the Common Stock into which the Notes are convertible have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction, and unless so registered, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release is neither an offer to sell nor a solicitation of an offer to buy the Notes or the shares of the Common Stock into which the Notes are convertible, nor will there be any offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside DraftKings’ control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see DraftKings’ Securities and Exchange Commission filings. DraftKings does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Media:

Media@draftkings.com

@DraftKingsNews

Investors:

Investors@draftkings.com

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